Paul Hastings LLP

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April 26, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on April 15, 2016 by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s comment response letter dated April 14, 2016, which responded to comments on Post-Effective Amendment No. 66 filed on February 19, 2016 (the “Amendment”). That Amendment contained disclosure with respect to a proposed new series of the Registrant, Matthews Asia Credit Opportunities Fund (the “Credit Opportunities Fund”).

The Registrant’s responses to those comments are provided below, based on further discussions with the Commission staff. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

1.	Comment: Please confirm that the response to comment numbers 3 and 4 in the prior response letter will be applied to prospectus disclosure for other series of the Registrant when that disclosure is revised as part of the annual update amendment for those series.

Response: Comment accepted. The Registrant will make conforming changes as specified in that prior response letter.

2.	Comment: With respect to the response to comment number 7 in the prior response letter, please make the following revisions to the disclosure under the “Principal Investment Strategy” section describing how Matthews determines whether an instrument is located in an Asian country or in Asia: (a) please remove the reference to guarantor, (b) please clarify that an instrument issued with respect to a project is also issued to finance a project with assets or operations in Asia, (c) please remove the reference to a securities basket, and (d) remove the currency denomination of an instrument as a sufficient factor.

Securities and Exchange Commission

April 26, 2016

Response: Comment accepted, with the proposed modification with respect to currency as noted below (further revisions are shown by the marked text).

A company or other issuer is considered to be “located” in a country or a region, and a security or instrument will deemed to be an Asian (or specific country) security or instrument, if it has substantial ties to that country or region. Matthews currently makes that determination based primarily on one or more of the following criteria: (A) with respect to a company or issuer, whether (i) it is organized under the laws of that country or any country in that region; (ii) it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed, or has at least 50% of its assets located, within that country or region; (iii) it has the primary trading markets for its securities in that country or region; (iv) it has its principal place of business in or is otherwise headquartered in that country or region; or (v) it is a governmental entity or an agency, instrumentality or a political subdivision of that country or any country in that region; and (B) with respect to an instrument [or issue], whether (i) its issuer [~~or guarantor~~] is headquartered or organized in that country or region; (ii) it is issued [to finance a project with significant assets or operations] [~~with respect to a project located~~] in that country or region, (iii) it is secured or backed by assets located in that country or region, (iv) it is a component [or its issuer is included in] [~~of~~] a recognized securities index [~~or basket~~] for the country or region; or (v) [it is denominated in the currency of an Asian country and addresses at least one of the other above criteria].

3.	Comment: With respect to the responses to comment numbers 8 and 23 in the prior response letter relating to the addition of principal risks for China/Hong Kong and India, as well as Indonesia and China, please also refer to those countries in the description of the Fund’s principal investment strategies.

Response: Comment accepted. That disclosure will be revised accordingly.

4.	Comment: With respect to the response to comment number 16 in the prior response letter, please confirm that the footnote to be added to the table of Annual Operating Expenses, to indicate that the expense ratios shown under Other Expenses for the new Fund are based on estimated amounts for the current fiscal year, will not be used for any existing Fund.

Response: Comment accepted and confirmed.

5.	Comment: With respect to the response to comment number 18 in the prior response letter, please add the brief disclosure about the credit line to the statutory prospectus somewhere after the prospectus summary.

Response: Comment accepted. That disclosure will be added.

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Securities and Exchange Commission

April 26, 2016

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC